UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported):	October 23, 2014

Old National Bancorp
__________________________________________
(Exact name of registrant as specified in its charter)

Indiana	001-15817	35-1539838
_____________________ (State or other jurisdiction	_____________ (Commission	______________ (I.R.S. Employer
of incorporation)	File Number)	Identification No.)

One Main Street, Evansville, Indiana		47708
_________________________________ (Address of principal executive offices)		___________ (Zip Code)

Registrant’s telephone number, including area code:	(812) 464-1294

Not Applicable
______________________________________________
Former name or former address, if changed since last report

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[x]  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[  ]  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[  ]  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[  ]  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

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Item 8.01 Other Events.

On July 25, 2014, Old National Bancorp ("ONB") and Founders Financial Corporation ("Founders") entered into an Agreement and Plan of Merger (the "Merger Agreement"). Pursuant to the Merger Agreement, Founders will merge with and into ONB whereupon the separate corporate existence of Founders will cease and ONB will survive (the "Merger"). In connection with the Merger, Founders Bank & Trust, a Michigan chartered commercial bank and wholly-owned subsidiary of Founders will be merged with and into Old National Bank, a national banking association and wholly owned subsidiary of ONB, with Old National Bank as the surviving bank (the "Bank Merger"). The Merger Agreement is described in more detail in ONB's Current Report on Form 8-K filed with the Securities and Exchange Commission (the "SEC") on July 28, 2014.

On October 23, 2014, ONB received regulatory approval of the Bank Merger from the Office of the Comptroller of the Currency, and previously received a waiver from the Federal Reserve Bank of St. Louis with respect to the application requirements concerning the Merger. The Merger remains subject to the approval of Founders' shareholders of the Merger and the satisfaction of other customary closing conditions.

Forward-Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the expected timing and completion of ONB's proposed merger with Founders and Old National Bank's proposed merger with Founders Bank & Trust. Forward-looking statements can be identified by the use of the words "anticipate," "believe," "expect," "intend," "could" and "should," and other words of similar meaning. These forward-looking statements express management's current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to: the failure to obtain the requisite shareholder approval for the proposed merger with Founders; other matters discussed in this Current Report; and other factors identified in ONB's Annual Report on Form 10-K and other periodic filings with the SEC. These forward-looking statements are made only as of the date of this Current Report, and ONB does not undertake an obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this Current Report.

Additional Information Regarding the ONB/Founders Transaction

The information in this communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, ONB has filed with the SEC a Registration Statement on Form S-4 (Registration Statement No. 333-198642) that includes a Proxy Statement of Founders and a Prospectus of ONB, as well as other relevant documents concerning the proposed transaction. The SEC declared the Form S-4 Registration Statement effective on September 23, 2014. A definitive Proxy Statement/Prospectus was mailed to Founders shareholders on or about September 29, 2014. Founders shareholders are urged to read the Registration Statement and the definitive Proxy Statement/Prospectus regarding the merger and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. A free copy of the definitive Proxy Statement/Prospectus, as well as other filings containing information about ONB, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from ONB at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information.”

ONB and Founders and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Founders in connection with the proposed merger. Information about the directors and executive officers of ONB is set forth in the proxy statement for ONB’s 2014 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 14, 2014. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the definitive Proxy Statement/Prospectus regarding the proposed merger. Free copies of this document may be obtained as described in the preceding paragraph.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Old National Bancorp

October 24, 2014	By:	Jeffrey L. Knight

Name: Jeffrey L. Knight
Title: Executive Vice President, Chief Legal Counsel and Corporate Secretary